Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2017 First Quarter

Financial Results

OTTAWA, Canada – May 4, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today reported financial results for the three-month period ended March 31, 2017. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2017 Highlights

•	Generated cash from operations of $8.4 million
•	Cash, cash equivalents and short-term investments increased to $113.6 million
•	Paid $1.1 million in dividends
•	Signed 4 license agreements
•	Received a favorable Court of Appeals ruling against Ericsson enabling trial proceedings to begin

“Q1 results reflect the variability, or “lumpiness”, inherent in our business model, which we have discussed in the past,” said Shaun McEwan Interim CEO of WiLAN. ”While the unpredictability of the timing of license signings led to softer results in Q1, the same unpredictability can lead to positive revenue surprises as well.  For instance, three of the past six quarters have been stronger than analysts’ forecasts due to unexpected signings.  We continue to have a high volume of license activity going on with 60 partner portfolios and more than 60 ongoing litigations, but we will continue to be patient in our negotiations and will only settle when we believe we are being offered fair value for our patents.”

“Subsequent to quarter-end, we made several significant announcements with the goal of augmenting the Company’s growth potential by transitioning the business, via corporate acquisitions, into a diversified investment holding company that will be named Quarterhill Inc.. We have already made progress on our new strategy having announced two acquisitions in the past several weeks. On April 17, we announced our intention to acquire International Road Dynamics, and earlier today we announced the acquisition of VIZIYA Corporation. Along with our patent licensing business, these two entities will become subsidiaries of Quarterhill as will future acquisitions. We believe this strategy will better positon the Company for long-term growth and will mitigate the quarterly variability in our results.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on July 5, 2017, to shareholders of record on June 15, 2017.

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First Quarter 2017 Revenue Review

In the three-month period ended March 31, 2017, WiLAN generated revenues of $7.6 million, compared with $30.2 million in the three-month period ended March 31, 2016. The decrease is due to fewer fixed-payment license agreements signed during the quarter, as well as the completion of certain quarterly fixed-payment license agreements signed in previous years.

First Quarter 2017 Operating Expense Review

Cost of revenue expenses

In the three-month period ended March 31, 2017, cost of revenue totaled $12.7 million compared with $18.0 million in the same period last year. The decrease in cost of revenue is primarily due to lower contingent partner and legal fees, amortization expenses, and a reduction in patent maintenance, prosecution and evaluation expenses, which were offset in part by an increase in compensation and benefits and litigation expenses. Certain intangible assets reached the end of their estimated useful life, which resulted in a significant decline in amortization expense.  Contingent partner and legal fees have decreased due to lower revenue from fixed payment license agreements.

	Three months ended
	March 31, 2017	March 31, 2016

Compensation and benefits	$2,367	$1,853
Litigation	1,824	892
Patent maintenance, prosecution, and evaluation	2,819	3,048
Contingent partner payments and legal fees	231	1,928
Amortization of patents	5,303	10,022
Stock-based compensation	19	90
Other	134	159
	$12,697	$17,992

In the three-month period ended March 31, 2017, litigation expenses amounted to $1.8 million compared with $0.9 million in the same period last year. First quarter 2017 litigation expenses were below the guidance range provided in the Company’s fourth quarter 2016 financial results press release of $2.5 to $3.5 million.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities and shared risk fee arrangements with our law firms. We expect an increase in litigation expenses in fiscal 2017 due to the expected level of litigation activities and the corresponding fee arrangements.

Patent maintenance and prosecution expenses decreased over the same period last year as the Company continues to actively reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses, and in certain cases the abandonment of several patents and applications.

Marketing, general, and administration expenses (“MG&A”)

In the three-month period ended March 31, 2017, MG&A expenses amounted to $2.5 million, or 33% of revenue, compared with $2.6 million, or 9% of revenue, in the same period last year. The quarterly decrease in

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MG&A spending is primarily attributable to lower public company costs, offset in part by an increase in compensation and benefits.

	Three months ended
	March 31, 2017	March 31, 2016

Compensation and benefits	$1,405	$1,302
Depreciation	91	107
Stock-based compensation	12	17
Public company costs	394	700
Facilities	156	151
Other	435	370
	$2,493	$2,647

Foreign Exchange

In the three-month period ended March 31, 2017, the Company had a foreign exchange gain of $0.3 million compared with a gain of $0.2 million in the same period last year.

Realized and unrealized foreign exchange gains and losses result from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.

First Quarter 2017 Earnings Review

In the three-month period ended March 31, 2017, WiLAN had negative EBITDA of $1.9 million or $0.02 per basic share, compared with positive EBITDA of $19.8 million or $0.16 per basic share, in the same period last year.

The Company’s GAAP net loss was $7.2 million, or $0.06 per basic share, in the three-month period ended March 31, 2017 compared with GAAP earnings of $4.9 million, or $0.04 per basic share, in the same period last year.

The year-over-year change to EBITDA and net income is primarily due to lower revenue in Q1 2017, which was partially offset by lower operating expenses.

First Quarter 2017 Balance Sheet and Cash Flow Review

At March 31, 2017, the Company’s cash, comprised of cash and cash equivalents and short-term investments totaled $113.6 million, representing an increase of $5.9 million from the cash position at December 31, 2016. Restricted short-term investments are amounts held specifically as collateral for bank guarantees that the Company has entered into for security against potential procedural costs regarding patent infringement actions launched in Germany. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

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Fiscal 2017 Financial Guidance

WiLAN has announced that it will change its name to Quarterhill Inc. and has announced two corporate acquisitions, all of which are expected to conclude in the second quarter of 2017.  As a result, operating expense guidance, previously provided for exclusively the patent licensing business, will no longer be provided.

Conference Call Information – May 4, 2017 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Calling Information

The live audio webcast will be available at http://event.on24.com/wcc/r/1413926-1/5C829912FA777D3BDCACA11A1ED9AA43

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast of the call will be available at http://event.on24.com/wcc/r/1413926-1/5C829912FA777D3BDCACA11A1ED9AA43

A telephone replay will be available from 1:00 PM ET on May 4, 2017 until 11:59 PM ET on May 11, 2017 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID #: 11697747

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. WiLAN has announced plans to change its name to Quarterhill Inc. in the second quarter of 2017 after which, WiLAN, the patent license business, will become a subsidiary of Quarterhill. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “EBITDA” to reference Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA are earnings from continuing operations before interest income, interest expense, depreciation expense, amortization expense, and the provision for (recovery of) income taxes as disclosed in the reconciliation of GAAP net earnings to EBITDA included in this press release. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we will remain, we believe, and this may lead” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016

Revenue	$7,578	$30,160

Operating expenses
Cost of revenue	12,697	17,992
Marketing, general and administration	2,493	2,647
Foreign exchange (gain) loss	(285)	(163)
Total operating expenses	14,905	20,476
Earnings (loss) from operations	(7,327)	9,684
Interest income	218	118
Earnings (loss) before income taxes	(7,109)	9,802

Provision for (recovery of) income tax expense
Current	743	3,023
Deferred	(623)	1,859
	120	4,882
Net earnings (loss)	(7,229)	4,920

Net and comprehensive earnings (loss)	$(7,229)	$4,920

Earnings (loss) per share
Basic	$(0.06)	$0.04
Diluted	$(0.06)	$0.04

Weighted average number of common shares
Basic	118,572,181	120,281,998
Diluted	118,572,181	120,281,998

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

As at	March 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$108,943	$106,553
Short-term investments	1,165	1,154
Restricted short-term investments	3,500	-
Accounts receivable	140	20,357
Prepaid expenses and deposits	1,334	1,293
	115,082	129,357

Loan receivable	1,842	1,766
Furniture and equipment, net	1,156	1,240
Patents and other intangibles, net	118,133	123,351
Deferred tax asset	15,267	14,646
Goodwill	12,623	12,623
	$264,103	$282,983

Current liabilities
Accounts payable and accrued liabilities	$6,451	$15,645
Current portion of patent finance obligation	5,302	10,372
	11,753	26,017

Patent finance obligation	16,541	12,775
Success fee obligation	-	47
	28,294	38,839

Commitments and contingencies

Shareholders' equity
Capital stock	419,485	419,485
Additional paid-in capital	21,068	21,036
Accumulated other comprehensive income	16,225	16,225
Deficit	(220,969)	(212,602)
	235,809	244,144
	$264,103	$282,983

(in thousands of United States dollars)

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Cash generated from (used in)
Operations
Net earnings (loss)	$(7,229)	$4,920
Non-cash items
Stock-based compensation	32	108
Depreciation and amortization	5,427	10,130
Foreign exchange (gain) loss	(47)	(285)
Disposal of assets	-	13
Deferred income tax expense (recovery)	(621)	1,859
Accrued investment income	(76)	(64)
Change in non-cash working capital balances
Accounts receivable	20,217	(2,575)
Prepaid expenses and deposits	(41)	26
Payments associated with success fee obligation	(445)	(854)
Accounts payable and accrued liabilities	(8,805)	1,531
Cash generated from operations	8,412	14,809
Financing
Dividends paid	(1,129)	(1,091)
Common shares repurchased under normal course issuer bid	-	(2,271)
Cash used in financing	(1,129)	(3,362)
Investing
Purchase of restricted short-term investments	(3,500)	-
Purchase of furniture and equipment	(7)	(16)
Repayment of patent finance obligations	(1,422)	(1,388)
Purchase of patents	-	(3,000)
Cash used in investing	(4,929)	(4,404)
Foreign exchange gain on cash held in foreign currency	36	211

Net cash and cash equivalents generated in the period	2,390	7,254
Cash and cash equivalents, beginning of period	106,553	93,431
Cash and cash equivalents, end of period	$108,943	$100,685

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Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	4,920	4,920
Shares and options issued:
Stock-based compensation expense	-	108	-	-	108
Shares repurchased under normal course issuer bid	(5,069)	2,798	-	-	(2,271)
Dividends declared	-	-	-	(1,069)	(1,069)
Balance - March 31, 2016	$422,712	$19,455	$16,225	$(215,326)	$243,066

Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive earnings:
Net loss	-	-	-	(7,229)	(7,229)
Shares and options issued:
Stock-based compensation expense	-	32	-	-	32
Dividends declared	-	-	-	(1,138)	(1,138)
Balance - March 31, 2017	$419,485	$21,068	$16,225	$(220,969)	$235,809

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to EBITDA

(in thousands of United States dollars, except share and per share amounts)

	Three months ended
	March 31, 2017	March 31, 2016
Net earnings (loss) under GAAP	$(7,229)	$4,920

Adjusted for:
Interest income	(218)	(118)
Depreciation and amortization	5,395	10,130
Income tax expense	120	4,882
EBITDA	$(1,932)	$19,814

Weighted average number of common shares (1)
Basic	118,572,181	120,281,998

Earnings (loss) per basic share under GAAP	$(0.06)	$0.04

Adjusted for:
Interest income	(0.00)	(0.00)
Depreciation and amortization	0.04	0.08
Income tax expense (recovery)	0.00	0.04
EBITDA per basic share	$(0.02)	$0.16

1. Weighted average number of common shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

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